UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401(k) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from     to
Commission file number 1-5807
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008, in conformity with the modified cash basis of accounting described in Note 2.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 financial statements taken as a whole.
/s/ Travis, Wolff & Company, L.L.P.
June 22, 2009

ENNIS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value
Investments held by Trustee	$37,399,620	$48,925,847
Participant loans	2,295,238	2,447,775

Net assets available for benefits, at fair value	$39,694,858	$51,373,622

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(358,553)	109,228

Net assets available for benefits, at contract value	$39,336,305	$51,482,850

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2008

2008
Additions, less loss on investments:
Employee contributions	$3,131,359
Employer matching contributions	402,707
Employer discretionary contributions	360,000
Employee rollover contributions	455,227

Total contributions	4,349,293

Loss on investments:
Interest and dividends	534,150
Net depreciation in fair value of investments	(13,966,776)

Total loss on investments	(13,432,626)

Total additions, less loss on investments	(9,083,333)

Deductions:
Administrative expenses	(20,800)
Benefits paid and withdrawals	(3,042,412)

Total deductions	(3,063,212)

Net decrease	(12,146,545)
Net assets available for benefits at beginning of year	51,482,850

Net assets availabe for benefits at end of year	$39,336,305

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1. Description of the Plan
The following description of the Ennis, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
The Plan was formed February 1, 1994, and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.
(b) Eligibility
Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.
(c) Contributions
Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for up to 50% employer matching contributions, not to exceed $1,500 or 3% of the employee’s salary, or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.
As of January 1, 2006, the Plan was amended in order to automatically enroll all new participants into the Plan at a 2% deferral rate.
During 2008, the Company declared a profit sharing contribution of $360,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.
(d) Participant Accounts
Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s interest in his or her account.
(e) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Qualified employer-matching and profit sharing contributions vest over a period ranging from zero to seven years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1. Description of the Plan — Continued
(f) Loans
Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $100 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.
2. Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
(b) New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. Although the adoption of SFAS 157 did not have an impact to the Plan’s financial statements, the Plan is now required to provide additional disclosure as part of its financial statements (see Note 5).
In May 2008, the Financial Accounting Standards Board issued SFAS No. 162 (SFAS 162), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the Hierarchy). The Hierarchy within SFAS 162 is consistent with that previously defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not have a material effect on the Plan’s financial statements.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
2. Summary of Significant Accounting Policies — Continued
(c) Use of Estimates
The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.
(d) Investments Valuation and Income Recognition
The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts (including a company stock fund). The Plan’s investments are stated at fair value (see Note 5). The GIC investment is fully benefit-responsive and is also stated at contract value which is equal to principal plus accrued interest. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit-responsive (see Note 4).
Purchases and sales of securities are recorded on a trade-date basis.
(e) Benefits paid to Participants
Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.
(f) Forfeitures
Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were unallocated forfeitures of $129,956 and $125,485 at December 31, 2008 and 2007, respectively.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3. Investments
Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available options.
The Plan’s investments, at fair value, at December 31, 2008 and 2007 were comprised of the following:

	2008		2007
Ennis Inc. Common Stock Fund	$1,281,037		$1,831,741
Templeton Growth Fund	2,174,606	*	4,069,729	*
ING VP Index Plus Mid-Cap Port (I)	2,985,365	*	4,918,653	*
Lord Abbett Sm-Cap Value Fund (A)	1,182,039		1,862,687
T. Rowe Price Mid-Cap Val Fd (R)	543,399		952,866
UBS U.S. Small Cap Growth Fund (A)	745,079		1,325,323
Fidelity VIP Contrafund Port-I	3,885,129	*	7,064,212	*
The Growth Fund of America (R3)	2,435,439	*	4,309,263	*
VVIF-Diversified Value Portfolio	2,220,472	*	3,734,319	*
American Balanced Fund (R-3)	450,077		476,817
The Income Fund of America (R3)	1,714,701		2,637,465	*
ING Solution 2015 Port-Adv	483,881		671,292
ING Solution 2025 Port-Adv	1,014,262		1,319,636
ING Solution 2035 Port-Adv	1,469,121		2,538,844
ING Solution 2045 Port-Adv	218,908		224,600
ING Solution Income Port-Adv	25,684		32,488
ING PIMCO Total Return Port. (Init)	3,793,050	*	3,839,175	*
ING Fixed Account	10,777,371	*	7,116,737	*
Participant Loans	2,295,238	*	2,447,775

Total investments	$39,694,858		$51,373,622

*	Represents 5% or more of the net assets available for benefits.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4. Investments in Insurance Contracts
The Plan maintains one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive as described in Financial Accounting Standards Staff Position, FSP AAG ING-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As of December 31, 2008 and 2007, the contract value of the investment in the ING Fixed Account is $10,418,818 and $7,225,965, respectively.
The average yields for the contract for the years ended December 31, 2008 and 2007, were 3.6% and 4.0%, respectively. The crediting interest rates for the contract as of December 31, 2008 and 2007 were 3.15% and 4.0%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2008 and 2007 were 3.8% and 4.0%, respectively. The custodian guarantees the credited rate will never fall below the lifetime guaranteed minimum of 3.6%.
ING Life Insurance and Annuity Company’s (ILIAC) determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.
The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Fixed Account does not permit ILIAC to terminate the agreement prior to the scheduled maturity date.
5. Fair Value Measurements
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quotes prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
5. Fair Value Measurements — Continued
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2008. At December 31, 2008, Level 3 assets comprised approximately 5.8% of the Plan’s total investment portfolio fair value.

		Fair Value Measurements at 12/31/08 Using
		Quoted
		Prices
		in Active	Significant
	Assets	Markets for	Other	Significant
	Measured at	Identical	Observable	Unobservable
	Fair Value at	Assets	Inputs	Inputs
Description	12/31/08	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts	$26,622,249	$—	$26,622,249	$—
Guaranteed investment contract	10,777,371	—	10,777,371	—
Participant loans receivable	2,295,238	—	—	2,295,238

	$39,694,858	$—	$37,399,620	$2,295,238

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Level 3
Assets
Beginning balance as of January 1, 2008	$2,447,775
Principal repaments	(815,337)
Loan withdrawals	896,850
Loans deemed distributed	(234,050)

Ending balance as of December 31, 2008	$2,295,238

6. Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
7. Tax Status of Plan
The Plan has obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Amendments have subsequently been made to the Plan; however, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. Parties in Interest
Certain plan investments are shares of registered investment company funds and Pooled Separate Accounts managed by ILIAC. ILIAC is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.
9. Reconciliation of Financial Statements to Form 5500
The following are reconciliations of net assets available for benefits and changes in net assets available for benefits per Form 5500 to the financial statements as of and for the year ended December 31:

	2008	2007
Net assets available for benefits per Form 5500	$39,336,305	$51,476,447
Adjustment to prior year loan balance	—	6,403

Net assets per financial statements	$39,336,305	$51,482,850

Distributions per Form 5500	$3,036,273
Adjustment to prior year loan balance	6,139

Distributions per financial statements	$3,042,412

Net depreciation in fair value of investments per Form 5500	$13,966,512
Adjustment to prior year loan balance	264

Net depreciation in fair value of investment per financial statements	$13,966,776

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2008

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Current value
*	Ennis, Inc	Ennis, Inc Common Stock	$1,281,037
	Templeton Growth Fund	Templeton Growth Fund	2,174,606
*	ING Investments, LLC	ING VP Index Plus Mid-Cap Port (I)	2,985,365
	Lord, Abbett & Co, LLC	Lord Abbett Sm-Cap Value Fund (A)	1,182,039
	T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Val Fd (R)	543,399
	UBS Global Asset Management (Americas) Inc.	UBS U.S. Small Cap Growth Fund (A)	745,079
	Fidelity Management & Research Company (FMR)	Fidelity VIP Contrafund Port-I	3,885,129
	Capital Research and Management Company	The Growth Fund of America (R3)	2,435,439
	Barrow, Hanley, Mewhinney & Strauss, Inc.	VVIF-Diversified Value Portfolio	2,220,472
	Capital Research and Management Company	American Balanced Fund (R-3)	450,077
	Capital Research and Management Company	The Income Fund of America (R3)	1,714,701
*	ING Investments, LLC	ING Solution 2015 Port-Adv	483,881
*	ING Investments, LLC	ING Solution 2025 Port-Adv	1,014,262
*	ING Investments, LLC	ING Solution 2035 Port-Adv	1,469,121
*	ING Investments, LLC	ING Solution 2045 Port-Adv	218,908
*	ING Investments, LLC	ING Solution Income Port-Adv	25,684
	Pacific Investment Management Company LLC (PIMCO)	ING PIMCO Total Return Port. (Init)	3,793,050
*	ING Life Insurance and Annuity Company (ILIAC)	ING Fixed Account	10,777,371
*	Participant loans	Loans with interest rates ranging from 6.00% to 11.50%	2,295,238

		Total investments	$39,694,858

*	Indicates party-in interest to the Plan.
Column (d) cost is not required since all investments are directed by participants.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 25, 2009	/s/ Richard L. Travis, Jr. Richard L. Travis, Jr. Vice President — Finance and CFO, Secretary, Principal Financial and Accounting Officer Ennis, Inc.